UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First Quarter 2008 Results and Declares Quarterly Dividend”, dated May 5, 2008.

Exhibits

1.	Press Release dated May 5, 2008

Textainer Group Holdings Limited Reports First Quarter 2008 Results and Declares Quarterly Dividend

HAMILTON, Bermuda, May 5, 2008 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2008.

Total revenues for the quarter increased by $13.1 million, or 22%, to $72.2 million compared to $59.2 million in the prior year quarter primarily due to a $10.6 million, or 337%, increase in trading container sales proceeds to $13.7 million compared to $3.1 million in the prior year quarter. EBITDA(1) for the quarter increased by $9.5 million, or 27%, to $44.1 million compared to $34.7 million in the prior year quarter.

Net income excluding unrealized losses on interest rate swaps, net(1) for the quarter was $22.5 million, a 29% increase over the $17.5 million earned in the prior year quarter. Net income per diluted common share excluding unrealized losses on interest rate swaps, net(1) for the quarter was $0.47 per share, a 4% increase over the $0.45 per share in the prior year quarter. Net income for the quarter was $17.4 million, a 4% increase over the prior year quarter, even though $6.3 million in unrealized losses on interest rate swaps, net (a non-cash, non-operating item) was $4.9 million higher in the current quarter compared to the prior year quarter. Textainer’s net income per diluted common share decreased by $0.07 per share, or 16%, to $0.36 per share for the first quarter of 2008 from $0.43 per share in the prior year quarter. The decrease in Textainer’s net income per diluted common share was due to the increase in Textainer’s weighted average number of shares outstanding for the first quarter of 2008 as a result of the additional shares issued in Textainer’s initial public offering in the fourth quarter of 2007.

“I am very pleased with our first quarter 2008 results. Overall demand for our containers through March was strong. Textainer’s utilization continued to remain around 93% during the first quarter of 2008,” commented John A. Maccarone, President and CEO of Textainer.

He continued, “Our container resale segment had the best quarter in its history. First quarter resale income before taxes of $5.2 million, an increase of $3.5 million, or 198%, over the prior year’s quarter results of $1.7 million was primarily due to an increase in the number of trading containers we were able to source and sell.”

“One of the highlights of the first quarter was our re-entry into the refrigerated container market segment. Currently 770 units out of the 800 refrigerated containers delivered so far in 2008 have been committed to leases with various shipping lines. We completed our first refrigerated container lease with Mitsui O.S.K. Lines (“MOL”), which is the world’s 11th largest container vessel operator. MOL leased 300 40’ High Cube refrigerated containers. As a result of this early success, Textainer ordered an additional 1,100 40’ High Cube refrigerated containers for delivery through July of 2008. The refrigerated container machinery will be supplied by Carrier, Daiken and Thermo King.”

In April, Textainer Limited, which is a wholly-owned subsidiary of Textainer, entered into a $205 million, five-year revolving credit agreement with a group of financial institutions led by Bank of America, N.A. The credit agreement was a restructuring and increase of Textainer Limited’s prior two-year, $75 million revolving credit facility.

“We are extremely pleased to have been able to increase both the size and the term of Textainer Limited’s revolver,” Mr. Maccarone noted. “Given the challenging conditions in the credit markets today, we consider this new credit agreement with both our existing and several new banks to be a clear indication of their confidence in our business model and operating philosophy.”

Outlook

On April 17, 2008 the Wall Street Journal reported that China’s gross domestic product (“GDP”) expanded 10.6% in the first quarter of 2008 compared to the first quarter of 2007. Although down slightly from China’s GDP growth of 11.9% for all of 2007, the Chinese economy continues to perform strongly. However, many of our customers reported a slower growth in cargo bookings in the first quarter of this year compared to the first quarter of last year.

Some of the factors behind these trends in the first quarter were:

•	a slowdown in the U.S. economy resulted in reduced growth in exports to the U.S.;

•	a stronger Chinese yuan increased the effective cost of Chinese exports;

•	severe snow storms in China reduced exports;

•	some factories in South China closed due to new labor laws in China making them less competitive; and

•	reductions in Chinese export tax credits.

By the end of April, many shipping line customers indicated that cargo volumes started to increase again, and yet they had not placed orders for new containers due to the slow start to the year and higher prices for new containers. Two other factors influenced the container supply and demand balance:

•

Due to very high vessel fuel costs, many shipping lines reduced the speed of their ships. To maintain the same sailing schedules, they had to add vessels, thus resulting in an increase in the number of containers required.

•

The weak dollar has resulted in significant increases in U.S. exports, causing a shortage of containers in certain North American locations, as reported in the April 10, 2008 issue of the Wall Street Journal. An executive of Kuehne & Nagel, the world’s largest freight forwarder was quoted in the April 7, 2008 issue of the Journal of Commerce, “U.S. exports will be solid for at least 12 months because there’s no sign the dollar will appreciate in value.”

These factors combined contributed to strong demand for our containers.

In the first quarter of 2008, Textainer originated over 41,000 twenty-foot equivalent units (“TEU”) of owned and managed long-term leases and 10,000 TEU of direct financing and sales-type leases. New owned and managed standard dry freight containers ordered for delivery through May 2008 totaled 52,500 TEU at a cost of $105 million. In addition, 1,900 owned and managed 40’ High Cube refrigerated containers costing $33 million were ordered for delivery through July 2008.

“We are very pleased that demand for our in-fleet containers has also been quite strong in almost all locations in Asia. This resulted in strong demand for leased containers, both new and in-service units,” said Mr. Maccarone.

Textainer expects that its Resale Division will continue to experience attractive pricing and relatively high sales volumes.

Dividend

On May 2, 2008, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.22 per share on Textainer’s issued and outstanding common shares, payable on May 22, 2008 to shareholders of record as of May 15, 2008. This represents an increase of $0.01 per share, or 5%, from the fourth quarter 2008 cash dividend of $0.21 per share.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 2:00 p.m. EDT on Wednesday May 7, 2008 to discuss Textainer’s first quarter 2008 results. An archive of the Webcast will be available one hour after the live call through May 7, 2009. The dial-in number for the conference call is 1-877-397-0235; outside the U.S. call 1-719-325-4866. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) the expectation that U.S. exports will be solid for at least 12 months and (ii) regarding Textainer’s expectations that its Resale Division will continue to experience attractive pricing and relatively high sales volumes. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of such risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this statement. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and December 31, 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$72,762	$69,447
Accounts receivable, net of allowance for doubtful accounts of $3,304 and $3,160 in 2008 and 2007, respectively	45,977	44,688
Net investment in direct financing and sales-type leases	10,109	9,116
Containers held for resale	3,733	3,798
Prepaid expenses	3,263	2,527
Deferred taxes	352	352
Due from affiliates, net	6	9

Total current assets	136,202	129,937
Restricted cash	14,065	16,742
Containers, net of accumulated depreciation of $326,914 and $322,845 in 2008 and 2007, respectively	904,470	856,874
Net investment in direct financing and sales-type leases	51,876	48,075
Fixed assets, net of accumulated depreciation of $7,913 and $7,795 in 2008 and 2007, respectively	1,262	1,230
Intangible assets, net of accumulated amortization of $6,670 and $4,700 in 2008 and 2007, respectively	70,676	72,646
Interest rate swaps	—	127
Other assets	2,607	2,715

Total assets	$1,181,158	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,371	$4,612
Accrued expenses	11,589	11,115
Container contracts payable	60,798	28,397
Due to owners, net	15,968	18,019
Secured debt facility	12,803	6,585
Bonds payable	58,000	58,000

Total current liabilities	165,529	126,728
Revolving credit facility	—	21,500
Secured debt facility	157,202	124,391
Bonds payable	356,511	370,938
Interest rate swaps	10,551	4,409
Long-term income tax payable	17,078	15,733
Deferred taxes	10,818	10,814

Total liabilities	717,689	674,513

Minority interest	51,420	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	164,342	163,753
Notes receivable from shareholders	(376)	(432)
Accumulated other comprehensive income	498	579
Retained earnings	247,109	239,740

Total shareholders’ equity	412,049	404,116

Total liabilities and shareholders’ equity	$1,181,158	$1,128,346

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Three months ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	2008	2007
Revenues:
Lease rental income	$47,534	$47,450
Management fees	7,450	5,375
Trading container sales proceeds	13,714	3,136
Gains on sale of containers, net	3,537	3,022
Other, net	—	168

Total revenues	72,235	59,151

Operating expenses:
Direct container expense	6,350	8,927
Cost of trading containers sold	10,068	2,541
Depreciation expense	12,884	11,094
Amortization expense	1,970	535
General and administrative expense	5,760	4,196
Short-term incentive compensation expense	811	954
Long-term incentive compensation expense	655	—
Bad debt expense, net	135	474

Total operating expenses	38,633	28,721

Income from operations	33,602	30,430

Other income (expense):
Interest expense	(6,947)	(8,323)
Interest income	577	688
Realized (losses) gains on interest rate swaps and caps, net	(685)	855
Unrealized losses on interest rate swaps, net	(6,269)	(1,345)
Other, net	136	(35)

Net other expense	(13,188)	(8,160)

Income before income tax and minority interest expense	20,414	22,270

Income tax expense	(1,345)	(1,603)
Minority interest expense	(1,703)	(3,940)

Net income	$17,366	$16,727

Net income per share:
Basic	$0.36	$0.44
Diluted	$0.36	$0.43
Weighted average shares outstanding (in thousands):
Basic	47,605	38,384
Diluted	47,652	38,542

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2008	2007
Cash flows from operating activities:
Net income	$17,366	$16,727

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	12,884	11,094
Provision for containers held for resale	16	(1)
Bad debt expense, net	135	474
Unrealized losses on interest rate swaps, net	6,269	1,345
Amortization of debt issuance costs	357	345
Amortization of intangible assets	1,970	535
Gains on sale of containers, net	(3,537)	(3,022)
Share-based compensation expense (benefit)	592	(20)
Minority interest expense	1,703	3,940
Increase (decrease) in:
Accounts receivable, net	(1,424)	(2,582)
Containers held for resale	49	1,653
Prepaid expenses	(697)	171
Due from affiliates, net	3	(19)
Other assets	(150)	(92)
(Decrease) increase in:
Accounts payable	1,759	726
Accrued expenses	474	1,790
Due to owners, net	(2,051)	3,048
Long-term income tax payable	1,345	—
Deferred taxes, net	4	(1)

Total adjustments	19,701	19,384

Net cash provided by operating activities	37,067	36,111

Cash flows from investing activities:
Purchase of containers and fixed assets	(44,324)	(30,989)
Proceeds from sale of containers and fixed assets	11,357	12,323
Receipt of principal payments on direct financing and sales-type leases	3,599	1,697

Net cash used in investing activities	(29,368)	(16,969)

Cash flows from financing activities:
Proceeds from revolving credit facility	18,000	29,000
Principal payments on revolving credit facility	(39,500)	—
Proceeds from secured debt facility	74,500	17,000
Principal payments on secured debt facility	(35,500)	(20,000)
Principal payments on bonds payable	(14,500)	(14,500)
Decrease (increase) in restricted cash	2,677	(1,750)
Debt issuance costs	(39)	(257)
Repayments of notes receivable from shareholders	56	590
Dividends paid	(9,997)	(20,267)

Net cash used in financing activities	(4,303)	(10,184)

Effect of exchange rate changes	(81)	21

Net increase in cash and cash equivalents	3,315	8,979
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$72,762	$50,142

		(Continued )

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2008 and 2007

(All currency expressed in United States dollars in thousands)

	2008	2007
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$7,371	$7,072
Income taxes	$113	$258
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$32,401	$20,995
Containers placed in direct financing and sales-type leases	$8,393	$2,161

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding

Unrealized Losses on Interest Rate Swaps, Net

Three Months Ended March 31, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized losses on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized losses on interest rate swaps, net for the three months ended March 31, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps, net, income tax expense, minority interest expense, depreciation and amortization expense and the related impact on minority interest expense), net income excluding unrealized losses on interest rate swaps, net (defined as net income before unrealized losses on interest rate swaps, net and the related impact on income tax expense and minority interest expense) and net income per diluted common share excluding unrealized losses on interest rate swaps, net (defined as net income per diluted common share before unrealized losses on interest rate swaps, net and the related impact on income tax expense and minority interest expense) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses on interest rate swaps, net is a non-cash, non-operating item. We believe EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized losses on interest rate swaps, net and net income per diluted common share excluding unrealized losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized losses on interest rate swaps, net or net income per diluted common share excluding unrealized losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2008	2007
Reconciliation of EBITDA:
Net income	$17,366	$16,727
Adjustments:
Interest income	(577)	(688)
Interest expense	6,947	8,323
Realized losses (gains) on interest rate swaps and caps, net	685	(855)
Unrealized losses on interest rate swaps, net	6,269	1,345
Income tax expense	1,345	1,603
Minority interest expense	1,703	3,940
Depreciation expense	12,884	11,094
Amortization expense	1,970	535
Impact of reconciling items on minority interest expense	(4,450)	(7,346)

EBITDA	$44,142	$34,678

Reconciliation of net income excluding unrealized losses on interest rate swaps, net:
Net income	$17,366	$16,727
Adjustments:
Unrealized losses on interest rate swaps, net	6,269	1,345
Income tax expense	—	—
Impact of reconciling items on minority interest expense	(1,099)	(597)

Net income excluding unrealized losses on interest rate swaps, net	$22,536	$17,475

Reconciliation of net income per diluted common share excluding unrealized losses on interest rate swaps, net:
Net income per diluted common share	$0.36	$0.43
Adjustments:
Unrealized losses on interest rate swaps, net	0.13	0.04
Income tax expense	—	—
Impact of reconciling item on minority interest expense	(0.02)	(0.02)

Net income per diluted common share excluding unrealized losses on interest rate swaps, net	$0.47	$0.45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer